CALCULATION OF REGISTRATION FEE
Title of Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Callable Step-Up Rate Notes due May 14, 2015	$8,000,000	$570.40
(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-158385
April 28, 2010
PRICING SUPPLEMENT
(To Prospectus dated April 2, 2009, and
Prospectus Supplement dated April 9, 2009)

HSBC USA Inc.
Callable Step-Up Rate Notes

}} This pricing supplement relates to:

    - $8,000,000 Callable Step-Up Rate Notes due May 14, 2015

}} 100% principal protection at maturity

}} Semi-annual Coupon payments

}} Coupon Rate that increases over the term of the Notes

}} Callable by HSBC USA Inc., as Issuer

}} 5-year term

}} Subject to the credit risk of HSBC USA Inc.

The Notes offered hereunder are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and include investment risks including possible loss of the Principal Amount invested due to the credit risk of HSBC USA Inc.

The Notes will not be listed on any U.S. securities exchange or automated quotation system.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes.  HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale.  Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.  See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-6 of this pricing supplement.

Investment in the Notes involves certain risks.  You should refer to “Risk Factors” beginning on page PS-4 of this document and page S-3 of the accompanying prospectus supplement.
	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Per Note / Total	$1,000 / $8,000,000	$5.00 / $40,000	$ 995 / $7,960,000

1HSBC USA Inc. or one of our affiliates will pay discounts and commissions of 0.50% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes.  See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-6 of this pricing supplement.

HSBC USA Inc. $8,000,000 Callable Step-Up Rate Notes due May 14, 2015

The offering of Callable Step-Up Rate Notes due May 14, 2015 (the “Notes”) will have the terms described in this pricing supplement and the accompanying prospectus supplement and prospectus. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this pricing supplement shall control.  In reviewing the accompanying prospectus supplement, all references to “Reference Asset” therein shall refer to the applicable Coupon Rate (as defined below).

This pricing supplement relates to a single offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. with semi-annual Coupon payments at a fixed rate that will increase over the term of the Notes.  The following key terms relate to the offering of these Notes:

Issuer:	HSBC USA Inc.
Issuer Rating:	AA- (S&P), A1 (Moody’s), AA (Fitch)†
Principal Amount:	$1,000 per Note.
Trade Date[1]:	April 28, 2010
Pricing Date[1]:	April 28, 2010
Original Issue Date[1]:	May 14, 2010
Maturity Date[1]:	May 14, 2015, or if such day is not a Business Day, the next succeeding Business Day.
Payment at Maturity:	If the Notes have not been called by us, as described below, on the Maturity Date, for each Note, we will pay you the Principal Amount of your Notes plus the final Coupon, if any.
Coupon:
With respect to each Coupon Payment Date, for each $1,000 Principal Amount of Notes, the Coupon will be calculated as $1,000 × applicable Coupon Rate. The Coupon is paid semi-annually and is based upon the applicable Coupon Rate which is determined by calculating the Annual Coupon Rate on a 30/360 unadjusted basis.  See “Coupon” on page PS-3 of this pricing supplement

Annual Coupon Rate:	From (and including)[1]	To (but excluding)[1]	Annual Coupon Rate[2]
	May 14, 2010	May 14, 2013	2.75% per annum
	May 14, 2013	May 14, 2014	3.75% per annum
	May 14, 2014	May 14, 2015	4.75% per annum
The dates above refer to originally scheduled Coupon Payment Dates and may be postponed as described below.
Coupon Rate:	The applicable Annual Coupon Rate calculated on a 30/360 unadjusted basis for a 6 month period.
Coupon Payment Dates[1]:
The 14th  calendar day of each November and May commencing on November 15, 2010, up to and including the Maturity Date or the Call Payment Date, as applicable, provided that if any such day is not a Business Day, the relevant Coupon Payment Date or Call Payment Date, as applicable, shall be the next succeeding Business Day as if made on the date the payment was due, and no interest will accrue on the amount payable for the period from and after such Coupon Payment Date.

Call Provision:
The Notes are redeemable at our option, in whole, but not in part, on any Coupon Payment Date commencing May 14, 2013 upon notice on or before the corresponding Call Notice Date, at an amount that will equal the Principal Amount of your Notes plus the Coupon applicable to such Coupon Payment Date.  If the Notes are called prior to the Maturity Date, you will be entitled to receive only the Principal Amount of the Notes and any Coupon payment in respect of Coupon Payment Dates ended on or before the Call Payment Date.  In this case, you will lose the opportunity to continue to be paid Coupons in respect of Coupon Payment Dates ending after the Call Payment Date.

Call Notice Dates:	10 Business Days prior to the corresponding Coupon Payment Date.

1 Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which will be in April or May 2010, the Original Issue Date will occur in April or May 2010, the Coupon Valuation Dates and the semi-annual Coupon Payment Dates will occur in either April and October or May and November in the years listed above and the Maturity Date may occur in April or May 2015.  Any reference in this free writing prospectus to the month in which the Original Issue Date, Coupon Valuation Dates, Coupon Payment Dates or Maturity Date, if not a Business Day, will be the next succeeding Business Day.

2 The actual Annual Coupon Rates will be determined on the Pricing Date.

Call Payment Date:	The Coupon Payment Date, if any, for which we have given notice, on or before the corresponding Call Notice Date, that we elect to call the Notes.
Business Day:	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.
CUSIP/ISIN:	4042K0W68 / US4042K0W680
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

GENERAL

This pricing supplement relates to a single offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. with semi-annual Coupon payments at a fixed rate that will increase over the term of the Notes.  Each Coupon is calculated based on the fixed rate applicable to the relevant Coupon Payment Date; however, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to any such rate or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated April 2, 2009 and the prospectus supplement dated April 9, 2009.  You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page PS-4 of this pricing supplement and page S-3 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.  As used herein, references to the “Issuer,” “HSBC,” “we,” “us” and “our” are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this pricing supplement relates.  Before you invest in the Notes, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov.  Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

}	The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

}	The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

Coupon

On each Coupon Payment Date, for each $1,000 Principal Amount of Notes,  you will be paid an amount equal to the product of (a) $1,000 multiplied by (b) the applicable Coupon Rate.  The expected Coupon Payment Dates are November 15, 2010, May 16, 2011, November 14, 2011, May 14, 2012, November 14, 2012, May 14, 2013, November 14, 2013, May 14, 2014, November 14, 2014 and May 14, 2015 (which is also the expected Maturity Date).  If any Coupon Payment Date falls on a day that is not a Business Day (including a Coupon Payment Date that is also the Maturity Date or the Call Payment Date), such Coupon Payment Date will be postponed to the immediately succeeding Business Day.  In no event, however, will any additional interest accrue on the Notes as a result of the foregoing postponement.  For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled “Recipients of Interest Payments on page S-18 in the accompanying prospectus supplement.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Trustee

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the Notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee.  Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

Paying Agent

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the Notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

}
You are willing to make an investment that may be called on any semi-annual Coupon Payment Date commencing May    14, 2013. If we call your Notes, you will receive the Principal Amount of your Notes and the relevant Coupon on the Call Payment Date and will not receive any further Coupon payments.

}	You do not seek an investment for which there is an active secondary market.

}	You are willing to hold the Notes to maturity.

}	You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

}	You are unwilling to invest in the Notes based on the applicable Coupon Rate corresponding to each Coupon Payment Date.

}	You are unwilling to make an investment in Notes that we can call on any semi-annual Coupon Payment Date commencing May 14, 2013, thereby potentially limiting your return on the Notes.

}	You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

}	You seek an investment for which there will be an active secondary market.

}	You are unable or unwilling to hold the Notes to maturity.

}	You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

In addition to the following risks, we urge you to read “Risk Factors” beginning on page S-3 of the accompanying prospectus supplement.  You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus supplement and prospectus.

Credit Risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including the return of the Principal Amount at maturity or on the Call Payment Date, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes are Not Insured by Any Governmental Agency of the United States or Any Other Jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction.  An investment in the Notes is subject to the credit risk of the Issuer, HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full amount payable on the Notes.

Your Investment is Subject to a Reinvestment Risk in the Event We Elect to Call the Notes.

If we decide to call the Notes prior to maturity, the holding period over which you would receive the amount payable upon our exercise of the Call Provision would be less than the full term of the Notes.  There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk following our exercise of the Call Provision.  We may choose to call the Notes early or choose not to call the Notes early, in our sole discretion.  In addition, it is more likely that we will call the Notes prior to maturity if a significant decrease in U.S. interest rates or a significant decrease in the volatility of U.S. interest rates would result in greater Coupon payments on the Notes than on instruments of comparable maturity, terms and credit rating then trading in the market.

The Notes are Not Ordinary Debt Securities; The Step-up Feature Presents Different Investment Considerations than Fixed Rate Notes.

Unless general interest rates rise significantly, you may not expect to earn the highest scheduled Coupon Rates because the Notes are likely to be redeemed on a Call Payment Date if interest rates remain the same or fall during the term of the Notes. When determining whether to invest in the Notes, you should not focus on the highest Coupon Rate, which is only applicable to the last year of the term of your Notes. You should instead focus on, among other things, the overall annual percentage rate of interest to maturity or early redemption as compared to other equivalent investment alternatives.

Certain Built-In Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity.

While the payment upon exercise of the Call Provision and Payment at Maturity described in this pricing supplement are based on the full aggregate Principal Amount of your Notes, the original issue price of the Notes includes the placement agent’s commission and the estimated cost of HSBC hedging its obligations under the Notes. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing, if at all, to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

The Notes Lack Liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to readily trade or sell the Notes. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price at which HSBC Securities (USA) Inc. is willing, if at all, to buy the Notes.

Potential Conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Tax Treatment.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under “Certain U.S. Federal Income Tax Considerations” below and the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table indicates the Coupons payable on the indicated Coupon Payment Date on a hypothetical $1,000 investment in the Notes and assume the Notes have not been called at our option. The dates in the table below refer to originally scheduled Coupon Payment Dates and may be postponed as described herein.

Coupon Payment Date (expected)	Coupon Rate	Coupon
November 15, 2010	1.375%	$13.75
May 16, 2011	1.375%	$13.75
November 14, 2011	1.375%	$13.75
May 14, 2012	1.375%	$13.75
November 14, 2012	1.375%	$13.75
May 14, 2013	1.375%	$13.75
November 14, 2013	1.875%	$18.75
May 14, 2014	1.875%	$18.75
November 14, 2014	2.375%	$23.75
May 14, 2015	2.375%	$23.75

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine (i) the accelerated Payment at Maturity due and payable in the same general manner as described in Payment at Maturity on page PS-1 in this pricing supplement and (ii) any accrued but unpaid interest payable based upon the Annual Coupon Rate calculated on the basis of a 360-day year consisting of twelve 30-day months.  If any Coupon Payment Date falls on a day that is not a Business Day (including a Coupon Payment Date that is also the Maturity Date or the Call Payment Date), such Coupon Payment Date will be postponed to the immediately succeeding Business Day.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes.  For more information, see “Description of Debt Securities — Events of Default” in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes.  Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC for distribution to other registered broker dealers or will offer the Notes directly to investors.  HSBC Securities (USA) Inc. proposes to offer the Notes at the offering price set forth on the cover page of this term sheet and will receive underwriting discounts and commissions of 0.50%, or $5.00, per $1,000 Principal Amount of Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this pricing supplement relates in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See “Supplemental Plan of Distribution” on page S-52 in the prospectus supplement.

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on page PS-1 of this pricing supplement, which is expected to be the twelfth business day following the Pricing Date of the notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the Pricing Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.  We and each holder of Notes (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) agree to treat the Notes for U.S. federal income tax purposes as indebtedness issued by us.  Accordingly, interest paid on the Notes generally should be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your regular method of accounting for U.S. federal income tax purposes. In general, gain or loss realized on the sale, exchange or other disposition of the Notes will be capital gain or loss.  Prospective investors should consult their tax advisors as to the federal, state, local and other tax consequences to them of the purchase, ownership and disposition of Notes.

TABLE OF CONTENTS Pricing Supplement
You should only rely on the information contained in this free writing prospectus, the accompanying prospectus supplement and prospectus.  We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying prospectus supplement and prospectus.  If anyone provides you with different or inconsistent information, you should not rely on it.  This free writing prospectus, the accompanying prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted.  You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

 $8,000,000 Callable Step-Up Rate
Notes due May 14, 2015

April 28, 2010

PRICING SUPPLEMENT

General	PS-3
Investor Suitability	PS-4
Risk Factors	PS-4
Illustrative Examples	PS-5
Events of Default and Acceleration	PS-6
Supplemental Plan of Distribution (Conflicts of Interest)	PS-6
Certain U.S. Federal Income Tax Considerations	PS-6

Prospectus Supplement
Risk Factors	S-3
Pricing Supplement	S-16
Description of Notes	S-16
Sponsors or Issuers and Reference Asset	S-37
Use of Proceeds and Hedging	S-37
Certain ERISA	S-38
Certain U.S. Federal Income Tax Considerations	S-39
Supplemental Plan of Distribution	S-52

Prospectus
About this Prospectus	2
Special Note Regarding Forward-Looking Statements	2
HSBC USA Inc.	3
Use of Proceeds	3
Description of Debt Securities	4
Description of Preferred Stock	16
Description of Warrants	22
Description of Purchase Contracts	26
Description of Units	29
Book-Entry Procedures	32
Limitations on Issuances in Bearer Form	36
Certain U.S. Federal Income Tax Considerations Relating to Debt Securities	37
Plan of Distribution	52
Notice to Canadian Investors	54
Certain ERISA Matters	58
Where You Can Find More Information	59
Legal Opinions	59
Experts	59